UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File No. 000-33299

XIANA MINING INC.

(formerly Dorato Resources Inc.)

(Translation of registrant’s name into English)

#507, 837 West Hastings Street, Vancouver, BC  V6C 3N6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒

 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Documents included as part of this Report:

Exhibit No.	Document

99.1	News Release dated October 23, 2013
99.2	News Release dated October 24, 2013
99.3	Notice of Change in Corporate Structure
99.4	Form 51-102F3 Material Change Report dated October 25, 2013
99.5	Certificate of Change of Name dated October 23, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XIANA MINING INC.
(Registrant)

By:	/s/ Donna M. Moroney
Donna M. Moroney
Corporate Secretary

Date:	October 31, 2013